UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35384 / November 14, 2024

In the Matter of

GEMCORP CAPITAL ADVISORS LLC
GEMCORP COMMODITIES ALTERNATIVE PRODUCTS FUND
12 East 49th Street, 18th Floor
New York, New York 10017

(812-15596)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT,
UNDER SECTIONS 6(c) AND 23(c) OF THE ACT GRANTING AN EXEMPTION FROM
RULE 23c-3 OF THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1
UNDER THE ACT

Gemcorp Capital Advisors LLC and Gemcorp Commodities Alternative Products Fund filed an
application on June 28, 2024, and amendments on July 11, 2024, August 23, 2024, and October
22, 2024, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act; under sections 6(c) and
23(c) of the Act granting an exemption from rule 23c-3 under the Act; and pursuant to section
17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
distribution and/or service fees, and early withdrawal charges.

On September 19, 2024, a notice of filing of the application was issued (Investment Company
Act Release No. 35328). Due to applicants having subsequently amended the application, on
October 22, 2024, the Commission published an amended notice (Investment Company Act
Release No. 35328A) in the Federal Register. The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Gemcorp Capital Advisors LLC and Gemcorp Commodities Alternative Products Fund (File No. 812-15596),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1 of the Act, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.